

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2013

<u>Via Facsimile</u>
Mr. John P. Wilkerson
Chief Financial Officer
Cobalt International Energy, Inc.
1980 Post Oak Boulevard, Suite 1200
Houston, Texas 77056

      Re: Cobalt International Energy, Inc.
                Form 10-K for the Fiscal Year ended December 31, 2011
                Filed February 21, 2012
                File No. 1-34579

Dear Mr. Wilkerson:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ Karl Hiller

                                    Karl Hiller
                                    Branch Chief